

Mail Stop 3720

August 22, 2008

Mrs. Heung Hung Lee
Chief Financial Officer
Creative Vistas, Inc.
2100 Forbes Street, Unit 8-10
Whitby, Ontario, Canada L1N 9T3

>   **RE: Creative Vistas, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>
>   **Form 10-Q for the Quarterly Periods Ended June 30, 2008**
>   **File No. 0-30585**

Dear Mrs. Lee:

   We have reviewed your supplemental response letter filed on August 11, 2008 as well as your filing and have the following comments. As noted in our comment letter dated July 7, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 20

1.   We note your response to our prior comment 1 and your statement that you will indicate the amount of applicable depreciation that is excluded from "cost of sales." However, in your Form 10-Q for the fiscal quarters ended June 30, 2008 you did not indicate the amount of depreciation that is excluded from "cost of sales." Please revise in future filings to indicate the amount of depreciation that is excluded from "cost of sales" and delete the subtotal line after total cost of sales.

2. Acquisitions, page F-14

2.   We note your response to our prior comment 4 and have the following comments.

- It appears to us that Laurus has not exercised their option to purchase 49% of Cancable Holdings. As such, it is unclear to us why you are accounting for option as minority interest. Please tell us in detail the basis for your accounting and refer to your basis in the accounting literature. In addition, provide us with

Creative Vistas, Inc.
August 22, 2008
Page 2

> your analysis of whether this option is freestanding or embedded in the $6.9 million secured term note issued to Laurus. If this option is freestanding, tell us how you considered paragraphs 13 through 18 of APB 14 with respect to the debt and option.

- Please refer to the option issued by Iview Holding to Laurus to purchase up to 20 shares of common stock of Holdings (up to 20% of the outstanding shares of Holding) at a price of $0.01 per share. Please tell us in detail how you are accounting for this option and refer to your basis in the accounting literature. In addition, provide us with your analysis of whether this option is freestanding or embedded in the $2 million secured term note to Laurus. If this option is freestanding, tell us how you considered paragraphs 13 through 18 of APB 14 with respect to the debt and option.

General

3. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please respond to these comments in EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director